Certificate of Notification
                             (Second Quarter - 2001)

                                    Filed by

                       SAVANNAH ELECTRIC AND POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8799 and dated November 8, 2000 in the matter of File No. 70-9631.

                              - - - - - - - - - - -

Savannah Electric and Power Company (SAVANNAH) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the second quarter of 2001, SAVANNAH had:

Short-term and/or term loan notes outstanding - $20,800,000;

Notes outstanding to Southern Company Funding Corporation (SCFC) for SAVANNAH's portion of SCFC's Commercial Paper program - $30,139,800.07; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:       August 7, 2001              SAVANNAH ELECTRIC AND POWER COMPANY



                                         By:  /s/Wayne Boston
                                                Wayne Boston
                                             Assistant Secretary